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                              Filed by Baxter International Inc.
                              pursuant to Rule 425 under the Securities
                              Act of 1933, and deemed filed pursuant
                              to Rule 14a-12 of the Securities Act of 1934.

                              Subject company: Fusion Medical Technologies, Inc. Commission File No.: 000-28460


FOR IMMEDIATE RELEASE
---------------------

Media contacts:  For Baxter:                              For Fusion:
                 Deborah Spak, (847) 948-2349             Allen & Caron Inc.
                                                          Matt Clawson
                                                          949-474-4300
Investor contacts:  For Baxter:                               or
                    Neville Jeharajah, (847) 948-2875     Philip M. Sawyer, President & CEO
                    Mary Kay Ladone, (847) 948-3371       Larry J. Strauss, VP Finance & CFO
                                                          510-818-4600


                 EXCHANGE RATIO IS SET FOR BAXTER'S ACQUISITION
                         OF FUSION MEDICAL TECHNOLOGIES
     Closing Is Anticipated To Occur After May 3 Fusion Stockholder Meeting

     Deerfield, Ill. and Fremont, Calif., April 30, 2002 - Baxter International Inc. (NYSE:BAX) and Fusion Medical Technologies, Inc. (NASDAQ: FSON) jointly announced today that the exchange ratio for Baxter's pending acquisition of Fusion in a stock-for-stock merger has been set. Assuming the Fusion stockholders adopt and approve the merger at the special meeting scheduled for May 3, 2002, each share of Fusion common stock will, upon the closing of the merger, be converted into 0.1763 of a share of Baxter common stock.

     The Fusion board of directors has unanimously recommended that the stockholders vote to adopt and approve the merger at the special meeting for Fusion stockholders. The waiting period for the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on April 5, 2002.

     Fusion develops and commercializes proprietary products used to control bleeding during surgery. Fusion's primary commercial product, FloSeal, is a combination of specially engineered

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BAXTER AND FUSION ANNOUNCE EXCHANGE RATIO - PAGE 2
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collagen-derived particles and topical thrombin that is very effective in controlling bleeding. It is easy to use and works well on wet, actively bleeding tissue even in very challenging situations. The FDA approved the sale of FloSeal in the United States in December 1999. Fusion currently markets the FloSeal products in surgical procedures, other than ophthalmic, as an adjunct to hemostasis when control of bleeding by ligature or conventional procedures is ineffective or impractical.

     Baxter International Inc. (NYSE:BAX) is a global health care company that, through its subsidiaries, provides critical therapies for people with life-threatening conditions. Baxter's bioscience, medication delivery and renal products and services are used to treat patients with some of the most challenging medical conditions including cancer, hemophilia, immune deficiencies, infectious diseases, kidney disease and trauma.

     Baxter's BioScience business provides innovative therapeutic solutions for biosurgery and tissue regeneration, including fibrin sealant and a complete line of application devices. Its principal product, Tisseel VH fibrin sealant, was the first fibrin sealant to receive FDA approval and is indicated for tissue sealing, as well as hemostasis in cardiopulmonary and certain other surgical procedures. Introduced in Europe, Tisseel (also marketed as Tissucol in some countries) is backed by more than twenty-two years of clinical experience and has been used in more than 8 million surgical procedures worldwide.

(Tisseel and Tissucol are trademarks of Baxter International Inc. or Baxter AG. Tisseel is registered in the U.S. Patent and Trademark office.)

(Fusion Medical Technologies, Fusion, FloSeal, and the stylized Fusion logo are trademarks of Fusion.)

                                      # # #


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BAXTER AND FUSION ANNOUNCE EXCHANGE RATIO - PAGE 3
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     The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. A copy of the Merger Agreement is filed as an exhibit to the Registration Statement and attached as an annex to the Proxy Statement/Prospectus filed in connection with the merger.

BAXTER INTERNATIONAL INC. HAS FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH BAXTER'S PROPOSED ACQUISITION OF FUSION MEDICAL TECHNOLOGIES, INC., AND BAXTER AND FUSION HAVE MAILED A PROXY STATEMENT/PROSPECTUS TO FUSION STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BAXTER, FUSION, THE MERGER, THE PERSONS SOLICITING PROXIES, RELATING TO THE MERGER, THEIR INTERESTS IN THE MERGER, AND RELATED MATTERS. You will be able to obtain the documents and other filings by Baxter and Fusion with the SEC at www.sec.gov. In addition, you may obtain the documents filed with the SEC by Baxter in connection with this transaction free of charge by requesting them from Baxter International Inc. Investor Relations at One Baxter Parkway, Deerfield, Illinois 60015 or (847) 948-2000, and you may obtain documents filed with the SEC by Fusion in connection with this transaction free of charge by requesting them from Fusion Medical Technologies, Inc. Investor Relations at 34175 Ardenwood Blvd., Fremont, CA 94555 or (510) 818-4610.

Fusion and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Fusion stockholders in connection with the proposed transaction. Information about the directors and executive officers of Fusion is set forth in Fusion's SEC Form 10-K and Proxy Statement for 2000. This document will be made available free of charge at the SEC web site at www.sec.gov and from Fusion as described above.

This press release contains forward-looking statements that involve risks and uncertainties, including approval by Fusion's stockholders and actions of regulatory bodies that may impact the companies' ability to complete the transaction, technological advances in the medical field, product demand and market acceptance, the effect of economic conditions, the impact of competitive products and pricing, actions of regulatory bodies, foreign currency exchange rates and other risks detailed in the companies' filings with the SEC. These forward-looking statements are based on estimates and assumptions made by management of Baxter and Fusion at the time of issuance of this press release, that are believed to be reasonable, but are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.